UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at June 2, 2006

NORTHERN DYNASTY MINERALS LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 24, 2006

Print the name and title of the signing officer under his signature.

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NORTHERN DYNASTY MINERALS LTD. AND HUNTER DICKINSON GROUP INC.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia
V6C 2V6 Canada
Tel: 1 (604) 684-6365 / Fax: 1 (604) 684-8092
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June 2, 2006

PEBBLE PROPERTY UNIFICATION COMPLETED

Northern Dynasty Minerals Ltd. ("NDM") and Hunter Dickinson Group Inc (now renamed 3537137 Canada Inc) ("HDGI"), related parties, announce that NDM has completed the acquisition of the remaining 20% carried interest in relation to the Pebble Mineral Property in South Western Alaska with the purchase of 100% of HDGI, which holds the 20% carried interest, in consideration for the issuance to HDGI's seven former shareholders (the "Vendors") of 14,002,268 common shares of NDM (the "Securities"). This press release amends an August 19, 2005 release which stated that the Securities would be issued to HDGI. In concluding the acquisition transaction, NDM has instead purchased 100% of HDGI and issued the Securities to the Vendors. HDGI will be amending an Early Warning Report with the British Columbia, Alberta and Ontario Securities Commissions in respect of the corrections noted above. Copies of the report may be obtained from SEDAR ( www.sedar.com).

Northern Dynasty and its subsidiaries now own a 100% right title and interest in the entire Pebble Mineral Property, subject to up to a 5% net profits interest on the Exploration Lands portion of the Property.

For further details contact:
Jeffrey Mason
Director

For additional information on Northern Dynasty and the Pebble project please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

No exchange or regulatory authority has approved or disapproved the information contained in this news release.